UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2014
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 1 May 2014

Bagsvaerd, Denmark, 2 May 2014 In accordance with Section 28a of the Danish Securities Trading Act, the company’s board members and executives have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons as reported by those persons to Novo Nordisk.

Please find below a statement of such trading in shares issued by Novo Nordisk.

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Purchase of shares
Date of transaction	1 May 2014
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	3,360 shares
Total value of transaction	DKK 798,000

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 30 / 2014

Name	Anna Frost Jørgensen
Reason for reporting	Associated to a member of Executive Management, Lars Fruergaard Jørgensen
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Receipt of shares (gift)
Date of transaction	1 May 2014
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	150 shares
Total value of transaction	DKK 35,700

Name	Thomas Frost Jørgensen
Reason for reporting	Associated to a member of Executive Management, Lars Fruergaard Jørgensen
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Receipt of shares (gift)
Date of transaction	1 May 2014
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	150 shares
Total value of transaction	DKK 35,700

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 30 / 2014

Definitions and background information:

Publication
Publication shall take place no later than two working days after the trading by board members or executives or notification of trading by associated persons. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

Who are board members, executives and associated persons?
Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with  a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)–3), or to which a board member/executive and/or a person mentioned in 1)–3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

What is trading/transaction?
Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

What is financial instrument and ID code?
Financial instrument includes shares listed on the NASDAQ OMX Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on the NASDAQ OMX Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?
Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie NASDAQ OMX Copenhagen or New York Stock Exchange.

What is volume and value of transaction?
The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 38,000

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 30 / 2014

employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 30 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 2, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer